EXHIBIT 99.1

Top Ships Inc. Announces Acquisition of four High Specification Ice Class 1A Newbuilding MR Tankers and Gross Revenue Backlog of about $1.24 Billion

ATHENS, Greece, Oct. 07, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the "Company" or "TOP Ships") (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient "ECO" tanker vessels, announced today that it has entered into a share purchase agreement with a related party (the “Seller”) to purchase the shares of four companies (the "SPVs") which have entered into shipbuilding contracts with Guangzhou Shipyard International Company Limited for the construction of four high-specification, ECO, ice class 1A MR Product Tankers to be delivered between June 2029 and March 2030.

The SPVs are finalizing lease financing agreements (the "Financings"), arranged by the Seller with a major Chinese leasing company, covering approximately 85% of all shipbuilding installments.

The SPVs have secured time charter employment for the vessels with an Oil Major, commencing upon their respective deliveries, for a firm duration of seven years, with the charterer holding options to extend for up to three additional years. The total potential gross revenue backlog from these contracts, assuming the exercise of all available charter extension options, is approximately $316.9 million.

The aggregate purchase price for 100% of the issued shares of the SPVs is approximately $34.95 million (the "Consideration") and is payable by 31 December 2026. The closing of the transaction is subject to customary closing conditions and the successful conclusion of the Financings by the Seller.

The acquisition was approved by a special committee consisting of independent and disinterested members of the Company's board of directors, which obtained a fairness opinion with respect to the Consideration from an independent financial advisor.

The Company's CEO said:

"Today’s deal is consistent with our recently announced redeployment of capital into our core tanker business, while at the same time further expanding our ice class fleet to 7 vessels and diversifying our charterer base with the addition of another oil major. These four high-specification, ice class vessels enhance the trading flexibility of our fleet, and their seven-year firm charters provide long-term contracted employment with a first-class counterparty well into the next decade. The total potential gross revenue backlog from these four newbuilding MR tankers, assuming the exercise of all available charter extension options, is approximately $317 million. Upon closing of this transaction, the total potential gross revenue backlog, from our fourteen newbuilding MR tankers, assuming the exercise of all available charter extension options, will be approximately $997 million. Including contracted time charters for our operating fleet and our 50% proportionate share of the backlog attributable to our JV vessels, total potential gross revenue backlog —including optional periods—will increase to approximately $1.24 billion, demonstrating the strength and visibility of our future potential cash flows. We remain focused on building a modern, high-specification fleet, with approximately 85% of the shipbuilding installments financed, employed on long-term charters with leading energy companies and traders, which we believe enhances the stability of our future revenue streams and positions the Company well for the next chapter of its development."

About the Company
TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. The Company’s tanker operating fleet has a total capacity of 857,000 dwt and consists of one 50,000 dwt product/chemical tanker, one 157,000 dwt Suezmax tanker, two 300,000 dwt VLCCs and, through a joint venture, 50% interests in two 50,000 dwt product tankers. The Company has entered into newbuilding contracts for ten 50,000 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2028 through the fourth quarter of 2029. In addition, the Company has entered into a share purchase agreement to acquire four shipowning companies that have entered into newbuilding contracts for four high-specification 50,000 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2029 through the first quarter of 2030, with closing being subject to customary closing conditions and the successful conclusion of the Financings by the Seller. The Company also owns the megayacht M/Y Para Bellvm, which it has announced its intention to divest. The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. Its common shares trade on the NYSE American under the symbol “TOPS”. For more information about TOP Ships Inc., visit its website: www.topships.org.

For further information please contact:
Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding future revenues and cash flows, potential gross revenue backlog, redeployment of capital, the acquisition of the SPVs and the expected timing of its closing, the expected delivery of the newbuilding vessels, the commencement of, and the declaration of optional periods under, the related time charters, the availability of financing for the newbuilding vessels, the intended divestment of the M/Y Para Bellvm, and the Company’s future fleet, business strategy and prospects.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.